January 16, 2018

File No. __________

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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In the Matter of

PRINCIPAL FUNDS, INC.
on behalf of its series

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.
on behalf of its series

PRINCIPAL GLOBAL INVESTORS, LLC

PRINCIPAL COMMERCIAL PROPERTY FUND, LP

PRINCIPAL COMMERCIAL PROPERTY FUNDS GP, LLC

PRINCIPAL COMMERCIAL PROPERTY FUND REIT, LLC

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION
FROM SECTION 17(a) THEREOF, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE
17d-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

Written or oral communications regarding this Application should be addressed to:

Adam U. Shaikh
Counsel
Principal Global Investors, LLC
711 High Street
Des Moines, Iowa, 50392
(515) 235-9328

This Application (including Exhibits) consists of 23 pages.
The Exhibit Index is on page 13.

UNITED STATES OF AMERICA
Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

PRINCIPAL FUNDS, INC.
on behalf of its series

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.
on behalf of its series

PRINCIPAL GLOBAL INVESTORS, LLC

PRINCIPAL COMMERCIAL PROPERTY FUND, LP

PRINCIPAL COMMERCIAL PROPERTY FUNDS GP, LLC

PRINCIPAL COMMERCIAL PROPERTY FUND REIT, LLC

711 High Street
Des Moines, Iowa 50392
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )
APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTION 17(a) THEREOF, AND PURSUANT SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

FILE NO.

I.    SUMMARY OF APPLICATION

PRINCIPAL FUNDS, INC., on behalf of its current and future series (“PFI”) and PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. on behalf of its current and future series (“PVC”); PRINCIPAL GLOBAL INVESTORS, LLC (“PGI”); PRINCIPAL COMMERCIAL PROPERTY FUND, LP (“PCPF”); PRINCIPAL COMMERCIAL PROPERTY FUNDS GP, LLC (“PCPGP”); and PRINCIPAL COMMERCIAL PROPERTY FUND REIT, LLC (“PCP REIT”) (collectively, the “Applicants”);1 hereby apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit the transactions among the Applicants as described herein (the “Application”). The Applicants request that the relief provided extend to each existing or future registered investment company or series thereof that is advised by PGI or any successor entity2 or any entity controlling, controlled by, or under common control with PGI (each, a “Fund”). The Applicants further request that the relief provided extend to any future limited partnership (“Future LP”), general partner thereof (“Future GP”), and underlying real estate investment vehicle (“Future Real Estate Fund”) in which such Future LP invests that has elected to be taxed as a real estate investment trust (“REIT”) pursuant to the Internal Revenue Code of 1986, as amended (the “Code”), that operate in a manner that is identical to PCPF, PCPGP and PCP REIT except for the types of real estate investments held by a Future Real Estate Fund. Any entity that relies in the future on the relief granted in response to this Application will comply with the terms and conditions of the Application as they apply to the corresponding current party.

In summary, Applicants seek relief that will permit: (i) one or more Funds to purchase, hold and redeem units of limited partnership interests of PCPF (“Units”); (ii) PCPF to sell Units to one or more Funds and redeem such Units following demand of such Funds; (iii) to the extent it could be deemed an element of a “joint transaction,” as defined below, PCPF to purchase, hold and redeem interests in PCP REIT; and (iv) the Funds and Other Accounts (as defined below) to engage in certain purchase or sale cross transactions in securities, all as described and subject to the conditions set forth herein. The Applicants acknowledge that they are not seeking, and the Securities and Exchange Commission (the “Commission”) is not granting, relief from any disclosure requirements that are applicable to the Applicants.

II.    APPLICANTS

PGI, a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940, as amended (“Advisers Act”). PGI is an indirect subsidiary of Principal Financial Group, Inc. (“PFG”). As of September 30, 2017, PGI and its affiliates had assets under management of approximately $445 billion.
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1 All entities that currently intend to rely on the order have been named as Applicants.
2 For purposes of the requested order, “successor” is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

PFI is a Maryland corporation which is registered as an open-end management investment company under the Act.  PFI is a series investment company which currently offers 85 series, each of which has its own investment objective, policies and restrictions. Shares of PFI are registered under the Securities Act of 1933, as amended (the “1933 Act”).  They are offered directly to the public as well as to other series of PFI and PVC and certain separate accounts of Principal Life Insurance Company ("Principal Life") that are excepted from the definition of investment company by Section 3(c)(11) of the Act and, therefore, are not registered as investment companies under the Act.  These unregistered separate accounts are used to fund group annuity contracts that are not registered under the 1933 Act because they are issued to qualified retirement plans pursuant to Section 3(a)(2) of the 1933 Act. Pursuant to an investment management agreement, PGI is the investment adviser to each of the series.

PVC is a Maryland corporation which is registered as an open-end management investment company under the Act.  PVC is a series investment company which currently offers 37 series, each of which has its own investment objective, policies and restrictions.  Shares of PVC are registered under the 1933 Act. They are sold principally at no load to separate accounts, registered as investment companies under the Act, of Principal Life, its affiliated insurance companies and other, unaffiliated insurance companies. These separate accounts are used to fund variable life insurance and variable annuity contracts issued by Principal Life and such other insurance companies that are registered under the 1933 Act. Pursuant to an investment management agreement, PGI is the investment adviser to each of the PFI LifeTime Funds.

PFI and PVC series include the Principal LifeTime Funds, (“LifeTime Funds”), a family of retirement date “funds of funds” that invest in other Funds using an evolving asset allocation strategy. The LifeTime Funds employ a “glide path” approach to asset allocation, under which the LifeTime Funds’ targeted allocations among asset classes gradually become more conservative over time. As discussed in more detail below, it is expected that the LifeTime Funds would invest in PCPF to seek the potential investment return and diversification offered by real estate exposure. Pursuant to an investment management agreement, PGI is the investment adviser to each of the LifeTime Fund series.

PCPF is organized as a limited partnership, has PCPGP as its sole general partner, will invest a substantial portion of its assets in PCP REIT and, if deemed appropriate by PGI, may, for purposes of maintaining some liquidity, invest a portion of its assets in liquid investments.

PCPF will incur expenses relating to the management of any liquid investments held by PCPF, as well as for the general operation and administration of the entity. PCPF’s financial statements will be prepared in accordance with U.S. generally accepted accounting principles for financial reporting purposes.

PCPF will rely on an exception from the definition of investment company such as Section 3(c)(1) or Section 3(c)(7) of the Act (or any other applicable exclusion), will conduct a non-public offering of Units exempt from registration under the 1933 Act, and will not be publicly traded. Units of PCPF are currently expected to be made available solely to the Funds, although it is possible that they will be made available in the future to: (i) unaffiliated registered investment companies, pension plans, other institutional investors or high-net-worth individuals (“Outside Investors”); and (ii) pension plans, insurance separate accounts, collective investment trusts, or other institutional investors or high-net-worth individuals for which PGI or an affiliate of PGI serves as investment adviser (“Other Accounts”). Neither an Applicant, nor an affiliated person thereof, will have a proprietary interest in any Outside Investor or Other Account, except that an Applicant or an affiliated person thereof may be a shareholder of an Outside Investor that is a registered investment company. Making Units available to Outside Investors or Other Accounts may be important to help PCPF reach an appropriate size to attain the level of diversification deemed appropriate by PGI. This may offer several potential benefits to PCPF and possibly the Funds, including increased liquidity, economies of scale and lower operating expenses as a percentage of net assets, and increased investment opportunities for PCPF and PCP REIT. It may also make investments in commercial real estate available to a wider group of prospective investors at a level of expense that is anticipated to be meaningfully lower than comparable investment opportunities.

Applicants anticipate that PCPF will be able to efficiently deploy assets invested by the Funds in light of the ability of PCPF to invest in liquid investments in addition to interests in PCP REIT, so that any Fund assets invested in PCPF that are not currently invested in real estate will be effectively deployed pending completion of real estate investments which, by their nature, tend to take time to complete and be less liquid and readily-tradable than most equities, fixed income securities or other more traditional investment company investments. The performance of PCPF, the costs of investing in PCPF, and the related expenses, will be considered by the Funds’ Board (as defined below) during the course of its oversight of the Funds’ investments in PCPF, including its annual determinations as required by condition 1 of this Application.

In the event that PCPF is unable to accommodate investment demand from the Funds, Other Accounts and/or Outside Investors, opportunities for investment will be allocated in accordance with allocation policies and procedures drafted and maintained by PGI3, which will be the investment adviser to PCPF as described below. While such allocation policies and procedures may be subject to revision over time, the allocation policies and procedures generally will allocate opportunities on a pro rata basis based on orders received, with normal exceptions for rounding and de minimis amounts, although other allocation methodologies may be employed as appropriate. Any such methodology will be applied in a manner that is objective and verifiable and will be consistent with PGI’s fiduciary obligation to treat client accounts in a manner that is fair and provides for equality of opportunity over time. However, PCPF will reserve the right to give the Funds preferential access to opportunities to invest in PCPF as compared to Outside Investors and (to the extent permitted under the allocation policies and procedures) Other Accounts, and the Funds will always have opportunities to invest in PCPF that are at least as favorable as the opportunities to invest in PCPF made available to Other Accounts or Outside Investors. The policies and procedures will require the documentation of the basis of allocation, as well as the basis for any exception to the general principles set forth in the policies and procedures, which exception will be subject to review by legal or compliance personnel.

Each Fund and Other Account limited partner of PCPF will have identical rights, duties and obligations under the limited partnership agreement as each other Fund and Other Account limited partner. If Outside Investors are permitted to invest in PCPF, the Funds and Other Accounts will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in PCPF, as the terms on which any Outside Investor purchases, holds or redeems Units. Limited partners other than the Funds and Other Accounts will have substantially similar rights, duties and obligations as the Funds and Other Accounts, but Applicants currently contemplate that they may distinguish among Outside Investors with respect to rights, duties and obligations pursuant to the terms of the limited partnership agreement, or otherwise, with respect to any one or more of the following issues (without limitation): (1) utilization of redemption gates; (2) limitation of rights of redemption; or (3) the level of expenses charged to limited partners other than the Funds and Other Accounts in connection with an investment in PCPF, which may be higher than the level of expenses borne by the Funds and Other Accounts.

A Fund will purchase Units of PCPF only to the extent consistent with the Funds’ investment policies, objectives, strategies and restrictions, as disclosed in the Fund's then-currently effective registration statement. Before an initial investment by a Fund in PCPF, the Board of Directors of the applicable PFI and PVC Fund series (the “Board”), including a majority of the directors who are not interested persons of within the meaning of Section 2(a)(19) of the Act (“Independent Directors”), would have made the determinations required under condition 1 of this Application. The Board, including the Independent Directors, will review these determinations on at least an annual basis.

PCPGP is organized as a limited liability company and will be a direct or indirect wholly owned subsidiary of PFG. PCPGP will be the general partner of PCPF, and as such will be responsible for the operational and administrative maintenance of PCPF, utilizing the services of personnel who are also employees or agents of PFG and/or its affiliates or separate employees or agents of PCPF. PCPGP will exercise no responsibilities for the management of PCPF’s assets.

PCP REIT is organized as a limited liability company and will elect to be taxed as a REIT under the Code. As such, PCP REIT will not incur separate, entity level tax under the current provisions of the Code. PCP REIT will invest in direct real estate holdings and may invest a portion of its assets in liquid investments to maintain some liquidity, which may be in addition to or in lieu of investment in liquid investments by PCPF. To finance its investments in real estate holdings, PCP REIT plans to borrow from banks, as well as from insurance companies, pension/retirement systems, state and federal government related entities (e.g., Freddie Mac), investment banks, and other commercial lenders (lenders other than banks are referred to as “Non-bank Commercial Lenders”). Applicants represent that PCP REIT plans to incur loans from Non-bank Commercial Lenders because such lenders have been longstanding capital resources to the commercial real estate market and often are able to offer more favorable lending terms to borrowers.4 PCP REIT will not incur any loans that are callable at the option of the lender.

PGI will serve as the investment manager of both PCP REIT and PCPF pursuant to one or more investment management agreements among PGI, PCP REIT, and/or PCPF. PGI intends to enter into sub-advisor agreements with Principal Real Estate Investors, LLC (“PrinREI”) to manage the assets. It is anticipated that PCP REIT will be excluded from the definition of an investment company under section 3(a)(1) of the Act by reason of its real estate investments.

PCPF will be the sole investor in PCP REIT, other than the ninety-nine or more additional investors necessary or appropriate to allow PCP REIT to qualify as a REIT under Section 856(a)(5) of the Code (the “Tax Holders”). PCPF will be able to purchase and redeem limited liability company interests in PCP REIT on a daily basis at the next determined net asset value. The Tax Holders’
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3 Applicants are not seeking any comfort and acknowledge that the Commission is providing no opinion on whether these allocation policies and procedures meet the standards applicable either under the Act or the Advisers Act.
4 Applicants submit that, in light of the presence of a bona fide business purpose for PCPF and PCP REIT and the difficulty a Fund would have in directly investing in real estate, the structure proposed by this Application can be distinguished from a structure intended primarily to evade leverage restriction applicable to open-end funds.

interests in PCP REIT will be preferred to PCPF’s interests in PCP REIT.5 However, (a) the Tax Holders will have only limited voting rights,6 (b) the Tax Holders’ aggregate interests in PCP REIT will be de minimis in relation to that to PCPF,7 and (c) PCP REIT will not issue additional interests to the Tax Holders after the initial organization of PCP REIT (clause (a), (b), and (c), collectively, the “Tax Holder Limitations”). Accordingly, it is anticipated that PCPF will own substantially all of the total outstanding securities of PCP REIT at all times during the operation of PCP REIT. The chart below displays the relationships of the parties to the proposed transactions.
The Funds (as well as any Other Accounts or Outside Investors) that invest in PCPF will be able to purchase and redeem Units on a daily basis at the next determined net asset value per Unit. The Applicants anticipate that PCPF will be managed to maintain sufficient liquidity to satisfy the daily liquidity needs of its limited partners under ordinary market conditions. However, any investment in PCPF will be subject to terms permitting PCPF to cease offering new Units, or to limit or postpone redemptions of Units in the event that PCP REIT has insufficient liquidity to satisfy redemption requests. In particular, PCPF may limit or postpone, in whole or in part, redemptions and/or the payment of any redemption proceeds, if PCPGP reasonably determines that: (i) PCPF’s investments are committed in such a manner so as to not reasonably permit orderly liquidation of assets or other means of funding redemption requests; (ii) there exists a state of affairs that PCPGP or PGI determines constitutes circumstances under which liquidation by PCPF of part or all of its investments is not reasonable or practicable, or would be materially prejudicial to PCPF; or (iii) liquidating PCPF’s investments to fund such payment would have a material adverse effect on the continuing limited partners. In addition, under these same circumstances, PCPF may utilize a “gate” pursuant to which the amount of redemptions from PCPF by any limited partner on any business day may be limited to a percentage of the limited partner’s investment in PCPF. Any redemption request by a limited partner to redeem on any business day to which the gate applies in excess of the gate percentage will be treated as a redemption request only to the extent of the gate percentage, and the limited partner will be required to submit a new redemption request to redeem any additional Units. PCPGP may waive the gate, in whole or in part, in the following circumstances: (1) with respect to registered investment company and Other Account limited partners, as long as all such investors are treated equally (which could include, without limitation, permitting complete redemption by all registered investment company and Other Account limited partners whose investment

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5 With respect to distributions, including the distribution of PCP REIT’s assets upon dissolution, liquidation or winding up, the Tax Holders’ interests will be senior to PCPF’s interests. The Tax Holders will not, however, participate in any appreciation in the value of PCP REIT. Accordingly, on redemption of the preferred interests or liquidation of PCP REIT, the Tax Holders would be entitled only to return of their purchase price (expected to be approximately $1,000 per unit), any accrued but unpaid distributions and (if applicable) a redemption premium (expected to be approximately $100 per unit). The preferred interest would be redeemable only at PCP REIT’s option.
6 Except to the extent required by applicable law, the Tax Holders will be permitted to vote only with respect to (i) the authorization or issuance of any equity security of PCP REIT with any rights that are senior to or have parity with the Tax Holders’ preferred interests; (ii) any amendment to the operating agreement or the certificate of formation of PCP REIT that has a material adverse effect on the rights and preferences of the Tax Holders’ preferred interests or that increases the number of authorized or issued preferred interests; or (iii) any reclassification of the preferred interests of the Tax Holders.
7 Applicants anticipate that the Tax Holders will invest, in aggregate, approximately $125,000 and will represent much less than 1% of the expected aggregate net assets of PCP REIT.

whose investment in PCPF is below a disclosed de minimis level); and (2) with respect to other limited partners, to permit redemption on terms no more favorable than the redemption terms (including redemption gates) applicable to registered investment company and Other Account limited partners. If PCPF limits or postpones redemptions or utilizes a gate, the Funds may encounter delays in redeeming Units and realizing redemption proceeds. Accordingly, under condition 3 of this Application, each Fund that is an open-end investment company will treat its entire investment in PCPF and any Future LPs as investments that are not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity and will otherwise be subject to the limits described in condition 3.

Each of PCPF and PCP REIT anticipate that it will fund redemption requests out of liquid investments under normal market conditions. However, in the event of circumstances justifying a suspension of redemption as discussed above, PCP REIT may need to liquidate direct real estate holdings, which may incur transaction costs that will be indirectly borne by the Funds, Other Accounts and Outside Investors in PCPF. PCPF expects that the ability to limit or postpone redemption will help to minimize such transaction costs and any dilutive effects on non-redeeming limited partners.

Redemption requests will be considered on a first in basis based upon the business day of receipt, unless a limited partner (other than a registered investment company or Other Account) has agreed to a lower priority of redemption. Except as a limited partner (other than a registered investment company or Other Account) has otherwise agreed, redemption requests of all investors will be treated equally, and PCPF will allocate redemption proceeds on a pro rata basis in the event that there are insufficient liquid assets to satisfy fully all redemption requests. The rules on redemption and PCPF’s policy regarding the allocation of redemption proceeds, and any changes to either of these, shall be disclosed to all prospective investors in PCPF. PCPF will have a written policy regarding the allocation of redemption proceeds that will be applied in a manner that is objective and verifiable and will be consistent with PGI’s fiduciary obligation to treat client accounts in a manner that is fair.

III.    THE PROPOSED TRANSACTIONS

PGI believes that exposure to direct real estate investments is an important element of diversified retirement investing, because direct real estate investments offer retirement investors a low performance correlation to traditional asset classes and a high-performance correlation to measures of inflation. This judgment is based on analysis of historical performance of the risk and return characteristics of real estate as an asset class, analysis of correlations with traditional asset classes, as well as judgments about current valuations and opportunities.

PGI and its affiliates have extensive experience in investing in real estate of all types. PrinREI, the dedicated real estate investment group within PGI, has six decades of real estate experience (includes investment activities beginning in the real estate investment area of Principal Life and continuing through PrinREI to present). PrinREI currently employs over 200 real estate professionals with capabilities that span the spectrum of public, private, equity, and debt investments. As of September 30, 2017, PrinREI had $74.9B in real estate assets under management.

PGI believes that direct exposure to real estate offers advantages over investment in conventional real estate mutual funds that invest primarily in publicly traded REITs. In this regard, PGI believes that publicly traded REIT investments provide less effective asset class diversification than direct investments in real estate, because the performance of publicly traded REITs has a higher correlation to the performance of the equity markets. As a practical matter, PGI has found that publicly traded REITs tend to perform like small company stocks and may produce less income than direct investments in real estate.

Applicants note that the Act does not preclude a registered management investment company from investing directly in real estate, provided that the fund is not subject to a fundamental policy precluding such investment and, in the case of an open-end fund, has sufficient liquidity to comply with applicable positions of the Commission and its staff. However, direct investment in real estate would be impractical for a registered investment company for several reasons. First, investments in real estate tend to be large and it would be impractical for most registered investment companies to hold such investments with an acceptable level of diversification. In addition, direct real estate holdings can be problematic for tax purposes. Subchapter M of the Code imposes a requirement that ninety percent of a regulated investment company’s gross income be from certain specified sources, and gains from direct real estate investments do not count as “good income” for this purpose.8 Thus, real estate could cause a fund to fail to serve as a pass-through entity for tax purposes. However, income and gains from an investment in a REIT (such as PCP REIT), either directly or indirectly through an entity taxed as a partnership (such as PCPF), will qualify as “good income” under the current provisions of the Code.

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8 To qualify as a “regulated investment company,” among other requirements, at least 90% of a fund’s gross income must be derived from “dividends, interest, payments with respect to securities loans . . . and gains from the sale or other disposition of stock or securities . . . or foreign currencies, or other income derived with respect to its business of investing in such stock, securities, or currencies.” Section 851(b) of the Code.

Accordingly, if the order sought hereby is granted, it is currently contemplated that the Funds, particularly the LifeTime Funds, will obtain exposure to real estate through PCPF, which will be dedicated to investing indirectly in real estate through PCP REIT, will be managed by PGI, and will not be publicly traded.

For the purpose of calculating the net asset value per Unit of PCPF, a method to produce “fair values,” as that term is defined in Fair Value Measurements (Topic 820) of the Financial Accounting Standards Board (formerly, statement of Financial Accounting Standards No. 157), shall be employed with respect to valuation of real estate assets. Such fair values will be based on a good faith estimate of what an unaffiliated buyer in the marketplace would pay to purchase the asset. Valuation of the assets of PCPF and PCP REIT, for which market quotations are not readily available, will be overseen by a committee consisting of the employees and agents of PCPF, PGI, and/or its subsidiaries (the “PCPF Committee”).

PCP REIT will not participate in any joint enterprise or other joint arrangement, within the meaning of Rule 17d-1 under the Act, with Future Real Estate Funds or other PGI related accounts, and the Applicants are not asking for an order pursuant to Rule 17d-1 with respect to any such transaction. However, PGI and its affiliates have interests in other real estate programs and accounts. Accordingly, PCP REIT may be buying properties at the same time as PGI affiliates that may have similar investment objectives to those of PCP REIT, although it is anticipated that the various accounts may focus on different types of properties and will not necessarily evaluate the same types of opportunities. There is a risk that PGI will choose a property that provides lower returns to PCP REIT than a property purchased by PGI or its affiliates for another account. Further, PCP REIT will likely acquire properties in geographic areas where PGI and its affiliates own properties. In addition, PCP REIT may desire to sell a property at the same time a PGI affiliate is selling a property in an overlapping market. Conflicts could also arise because some properties owned by PGI and its affiliates may compete with PCP REIT’s properties for tenants. Among other things, if one of the PGI entities attracts a tenant that PCP REIT is competing for, PCP REIT could suffer a loss of revenue due to delays in locating another suitable tenant. PGI has adopted allocation policies and procedures applicable to the purchasing conflicts scenario, which policies and procedures are designed to allocate opportunities consistent with PGI’s fiduciary obligations to its clients and will be applied in a manner that is objective and verifiable.

Notwithstanding the existence of allocation policies and procedures to address potential purchasing conflicts, the resolution of such conflicts may be economically disadvantageous to a participating account. As a result of PFG’s and its affiliates’ obligations to other current and potential Principal-sponsored investment vehicles with similar objectives to those of PCP REIT, there is no assurance that PCP REIT will be able to take advantage of every attractive investment opportunity that otherwise is in accordance with PCP REIT’s investment objectives.

IV.    ANALYSIS OF PROPOSED TRANSACTIONS AND APPLICABLE LAX

A.    Legal Framework

1.    Section 17(a)

Section 17(a) of the Act generally prohibits an “affiliated person” as defined by Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a registered investment company, acting as principal, from purchasing securities or other property from the registered investment company or selling securities or other property to the registered investment company.9 An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, an investment adviser thereof or any member of an advisory board thereof, and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 17(b), however, authorizes the Commission to grant an order permitting a transaction that otherwise might be prohibited under Section 17(a) if the Commission finds that: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act.

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9 The prohibition of Section 17(a) also extend to transactions between a registered investment company and its principal underwriter or promoter, or their affiliated persons.

Additionally, Section 6(c) of the Act provides that:

The Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The sale by PCPF of its Units to a Fund or the repurchase by PCPF of its Units from a Fund may be deemed to be prohibited by Section 17(a) of the Act, as PCPF and each Fund may be deemed to be affiliated persons, or affiliated persons of affiliated persons, of each other under multiple theories. For example, the Fund may be deemed to be an affiliated person of PCPF in the event that it owns 5% or more of the Units in PCPF. In addition, PCPF could be deemed to be an affiliated person of an affiliated person of the Fund, if it is deemed to be under the control of or under common control with PGI. Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”

In addition, if a Fund was deemed to be an affiliate of PCPF by virtue of its holdings or its power to exercise a controlling influence over the management or policies of PCPF, and an Other Account was also deemed to be an affiliate of PCPF for the same reason, the Fund and the Other Account could be deemed to be affiliated persons of affiliated persons of each other. The Funds and Other Accounts have portfolio holdings other than the Units and, in the regular course of investment operations, each may find it advantageous to engage in transactions in portfolio securities with another Fund or Other Account. The Funds currently rely on Rule 17a-7 to engage in purchase or sale transactions between such Funds and Other Accounts, when appropriate and the conditions of the Rule are otherwise satisfied. However, if a Fund and an Other Account were deemed to be affiliated persons of affiliated persons of each other by virtue of their ownership or control affiliations with PCPF, purchase or sale transactions between the Fund and the Other Account involving portfolio securities would be prohibited by Section 17(a) of the Act, and they may not be entitled to rely on Rule 17a-7 under the Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule.10

2.    Section 17(d) and Rule 17d-1

Section 17(d) of the Act provides:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company . . ., or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1(a) provides for the prohibition of certain transactions in connection with a joint enterprise or other joint arrangement or profit-sharing plan and for the submission of applications to the Commission for orders granting permission for such transactions. Specifically, Rule 17d-1(b) provides that:

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The sale of Units to a Fund, the Fund’s holding of Units, the redemption of Units held by the Fund, an Other Account’s purchase, holding and redemption of Units alongside a Fund, PCPF’s purchase, holding and redemptions of interest in PCP REIT, and PGI’s management of the Funds, Other Accounts, PCPF and PCP REIT at the same time that the Funds are investing in PCPF (directly) and PCP REIT (indirectly) could be deemed to constitute a joint enterprise or joint arrangement among the Funds, Other
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10 Rule 17a-7 under the Act provides an exemption for certain purchase or sale transactions between a Fund and certain affiliated persons. Provided the conditions in Rule 17a-7(a) through (g) are met, Rule 17a-7 is available, by its terms, to purchase or sale transactions between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated person of each other, common directors, and/or common officers.

Accounts, PCPF, PCPGP, PCP REIT, and PGI because the Funds may be presumed to be affiliated persons, or affiliated persons of affiliated persons, of PGI, Other Accounts, PCPF or PCP REIT. By virtue of Section 2(a)(3)(E) of the Act, PGI may be presumed to be an affiliated person of each Fund. A Fund may be presumed to be an affiliated person of PCPF in the event that it owns 5% or more of the Units in PCPF, PCP REIT may be presumed to be an affiliated person of PCPF (and an affiliated person of an affiliated person of a Fund) because PCPF will own more than 5% of PCP REIT’s limited liability company interests, and an Other Account may be presumed to be an affiliated person of PGI (and an affiliated person of an affiliated person of a Fund) because PGI may be able to control the Other Account. In addition, PCPGP, PCPF and PCP REIT may be presumed to be affiliated persons of an affiliated person of a Fund, if these entities are deemed to be under the control of or under common control with PGI.

B.    Arguments in Support of Relief

1.    Section 17(a)

Applicants believe that the proposed transactions among the Funds and PCPF satisfy the requirements for relief from Section 17(a) of the Act under both Sections 17(b) and 6(c) of the Act.

 The terms of the proposed purchases and redemptions of the Units are fair and reasonable and would not involve overreaching on the part of any person involved. This is because investors in the Funds would be provided with the benefits of exposure to direct real estate described above based on a decision by PGI, who would have determined that direct real estate exposure is appropriate and that PCPF can provide such real estate exposure. The proposed transactions also would be consistent with the policies of each Fund. The investment by a Fund in PCPF would be effected in accordance with the investment policies, objective, strategies and restrictions contained in the registration statement of the Fund.

As a check on these judgments, before a Fund invests in PCPF, the Board, including a majority of the Independent Directors, would have made the determinations required under condition 1 of this Application. The Board, including the Independent Directors, will review these determinations on at least an annual basis. Currently, the Board is made up of twelve Directors, nine of whom are Independent. In addition, PGI’s ability to allocate a Fund’s assets to investments in PCPF would be limited to address any potential for overreaching; the allocation would be determined either by the Fund’s glide path or would be within a range of permissible allocations approved in advance by the Board. In any event, a Fund would be subject to the limits described in condition 3 of this Application.

In addition, each Fund would purchase and sell Units on the same terms as each other Fund and any Other Account, and on terms that are at least as favorable as the terms on which Outside Investors would purchase and sell Units. PCPF also would sell its Units to or purchase its Units from a Fund at the next calculated net asset value per Unit. This value, which would be provided to the Funds on a daily basis, would be determined based on the valuations of the assets of PCP REIT, which would be determined by using valuation methodologies that are consistent with Section 2(a)(41) of the Act except that the PCPF Committee will, in reliance on independent appraisals obtained at least quarterly, make determinations that would otherwise be made by a board of directors. Applicants note that, in accordance with condition 9 of this Application, PCPF will consolidate PCP REIT for reporting purposes and the consolidated financial statements of PCPF will be prepared in accordance with Regulation S-X, will be audited by an independent auditor, and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds.11

Finally, the proposed arrangements are consistent with the general purposes of the Act, as well as the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The proposed conditions to the relief provide that a Fund’s investment in PCPF would be made in the interests of the Funds’ shareholders, and in a manner that would protect shareholders of the Funds. In this regard, the process for deriving net asset values per Unit would involve a sound process and the use of independent appraisals, consistent with the policies set forth in Section 1(b)(5) of the Act. Also, PGI, or any investment sub adviser that is retained to manage the assets of PCP REIT or PCPF, will be subject to the registration requirements set forth in condition 6 of this Application.12

________________________________
11 Applicants state that the Public Company Accounting Oversight Board auditing standards applicable to the audit of PCPF would be the same standards as those applicable to a registered company. Further, Applicants state that the U.S. Generally Accepted Accounting Principles and Regulation S-X would apply to the financial statements of both PCPF and a registered investment company. Thus, Applicants assert that critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the financial statements of PCPF.
12 Only PGI or a successor entity will serve as investment adviser to PCPF or PCP REIT, and any other investment adviser to PCPF or PCP REIT will serve only as investment sub-adviser.

For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in PCPF described herein, the Applicants believe that the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policy of each registered investment company concerned, and are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants also propose that the Funds be permitted to engage in certain purchase and sale cross transactions in securities (“Cross Transactions”). It is expected that these transactions will be between a Fund seeking to implement a portfolio strategy and an Other Account seeking to raise or invest cash, or vice versa. Cross Transactions will provide the Funds with an additional source of liquidity and an additional source of securities for investment. The Funds currently may rely on Rule 17a-7 to engage in such Cross Transactions. However, if a Fund and an Other Account were deemed to be affiliated persons of an affiliated person of each other by virtue of their ownership or control affiliations with PCPF, Cross Transactions would be prohibited by Section 17(a) of the Act, and the Funds may not be entitled to rely on Rule 17a-7 under the Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule. Funds and Other Accounts will not engage in Cross Transactions involving Units, and to the extent any Future LPs are created, PCPF and the Future LPs (and their respective subsidiaries) will not engage in Cross Transactions with each other.

When engaging in Cross Transactions, the Funds and Other Accounts will comply with the requirements set forth in Rule 17a-7(a) through (g), as interpreted by the Commission staff. Rule 17a-7 is designed to assure independent verification of the price of the transaction. The potential affiliations created by PCPF structure described above do not affect the other protections provided by the Rule, including the integrity of the pricing mechanism employed, and oversight by each Fund’s Board.

Cross Transactions do not raise the types of concerns that Section 17(a) of the Act was designed to address. All Cross Transactions will be effected at the independent current market value of the security being traded in compliance with Rule 17a-7(b). Effecting Cross Transactions at the current market value assures that there is an independent basis for determining the value of the securities. No brokerage commission, fee or other remuneration will be paid in connection with the transactions. Thus, Applicants believe that Cross Transactions will be reasonable and fair, will not involve overreaching, and will be consistent with the purposes of the Act and the investment policy of each Fund.

2.     Section 17(d) and Rule 17d-1

As discussed above, the Funds may be, or may be deemed to be, affiliated persons or affiliated persons of affiliated persons of PCPF, PCP REIT or an Other Account. Consequently, the sale of Units to a Fund, the Fund’s holding of Units, the redemption of Units held by the Fund, an Other Account’s purchase, holding and redemption of Units alongside a Fund, and PCPF’s purchase, holding, and redemption of interests in PCP REIT may be deemed to constitute a joint enterprise or joint arrangement among the Funds, Other Accounts, PCPF, PCPGP, PCP REIT, and PGI.

As discussed above in the context of Sections 17(b) and 6(c), Applicants believe that the proposed transactions are consistent with the provisions, policies and purposes of the Act. Applicants further believe that the terms of the proposed transactions and the conditions set forth below would provide for no Fund to participate on a basis less advantageous than that of the other parties. A Fund will hold Units of PCPF only if it will at all times have identical rights, duties and obligations under the limited partnership agreement as each other Fund limited partner and Other Account limited partner. If Outside Investors or Other Accounts are permitted to invest in PCPF, the Funds will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in PCPF, as the terms on which any Outside Investor purchases, holds or redeems Units and on terms that are the same as the terms on which any Other Account purchases, holds or redeems Units. PCPF and the Tax Holders will be the only investors in PCP REIT, and the Tax Holders’ interests will be subject to the Tax Holder Limitations. All transactions in Units would be priced in the same manner and would be redeemable under the terms discussed herein and disclosed to investors.

In addition, any investment in PCPF by a Fund would be based on a determination by PGI that direct real estate exposure is appropriate and desirable for the Fund and that PCPF can provide such exposure. Also, before an initial investment by a Fund in PCPF, the Board, including a majority of the Independent Directors, would have made the determinations required under condition 1 of this Application. The Board, including the Independent Directors, will review these determinations on at least an annual basis. PGI’s ability to allocate a Fund’s assets to investments in PCPF would be limited to address any potential for overreaching: the allocation would be determined either by the Fund’s glide path or would be within a range of permissible allocations approved in advance by the Board. In any event, a Fund would be subject to the limits described in condition 3 of this Application.

For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in PCPF described herein, the Applicants believe that the participation by the Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act, and would be on a basis no different from that of other Funds or Other Accounts or less advantageous than that of other Funds, Outside Investors or Other Accounts. Therefore, Applicants request that the Commission issue an order under Rule 17d-1 permitting the proposed transactions.

C.     Other Precedent

The Relief requested pursuant to this application is substantially identical to the relief previously granted by the Commission. See In the Matter of TIAA-CREF Funds, et al, Investment Company Act Release Nos. 31807 (Sept. 8, 2015) (Notice) and 31861(Oct. 6, 2015) (Order).

V.     CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
PGI will not implement an initial decision to invest the assets of a Fund in PCPF unless prior to the Fund’s initial investment in PCPF, the Board, including a majority of the Independent Directors, has determined that: (i) investment in PCPF (and indirectly in PCP REIT) is an appropriate means to implement an investment decision made by PGI for the Fund to seek real estate exposure; (ii) investment in PCPF (and indirectly in PCP REIT) is in the best interests of the Fund and its shareholders, taking into account, among other things, the management and administration fees of PCPF and PCP REIT; (iii) the management and administration fees to be charged by PCPF and PCP REIT are for services in addition to, rather than duplicative of, services rendered to the Fund directly; and (iv) the management and administration fees to be charged by PCPF and PCP REIT are fair and reasonable in light of the usual and customary fees charged by others for services of the same nature and quality. The Board, including the Independent Directors, will review these determinations on at least an annual basis. The basis for each of the Board’s determinations required by this condition will be recorded in its minutes. If the Board does not make the determinations in clauses (iii) and (iv) in a review subsequent to the initial investment, PGI will reimburse the Fund the amount of any management and administrative fee borne by the Fund as a direct investor in PCPF and an indirect investor in PCP REIT since the most recent date on which the Board did make these determinations.

2.
Prior to any initial or additional investments in Units, PGI will determine that each Fund’s investment in PCPF will be consistent with the Fund’s investment policies, objective, strategies and restrictions, and purchases of Units will be determined either by the Fund’s glide path or be limited such that total holdings remain within a range of permissible allocations approved in advance by the Board. For purposes of determining consistency with a Fund’s investment policies, objective, strategies and restrictions, a Fund will look through its investment in PCPF (and indirectly in PCP REIT) and apply its investment policies, objective, strategies and restrictions (except for any restriction relevant to the direct ownership of real estate assets) in such a manner that the Fund will not do indirectly through PCPF and PCP REIT that which it cannot do directly. For purposes of applying its investment policies, objective, strategies and restrictions, a Fund will be considered as owning its pro rata portion of the portfolio holdings of PCPF and PCP REIT.

3.
Each Fund that is an open-end investment company will treat its entire investments in PCPF and any Future LPs as investments that are not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity. For example, under current guidelines, each such Fund must limit its aggregate holdings of illiquid assets, which for purposes of the requested relief include any investments in PCPF and any Future LPs, to 15% of its net assets. In addition, each Fund, including any open- or closed-end investment company, will, at all times, limit its holdings in PCPF (together with any Future LPs) to no more than 15% of its net assets.[13]

4.
At all times that any Fund or other registered investment company holds an interest in PCPF, each of PCPF and PCP REIT: (a) will determine its respective net asset value per Unit or membership interest, as applicable, each Business Day; and (b) will maintain and comply with policies and procedures for valuing its assets that are consistent with Section 2(a)(41) of the Act except that PCPF Committee will, in reliance on independent appraisals obtained at least quarterly, make determinations that would otherwise be made by a board of directors (as if PCPF and PCP REIT were subject to Section 2(a)(41)) and with applicable U.S. generally accepted accounting principles (or successor accounting standards). For these purposes, “Business Day” means each day on which the Funds or other registered investment company determine net asset value per share, as disclosed in the Funds’ or other registered investment company’s registration statement.

________________________________
13 Although closed-end Funds do not present the same concerns with respect to liquidity as open-end Funds, Applicants believe that it is nonetheless appropriate to limit the investments of these Funds in PCPF (and Future LPs) to address concerns that may arise regarding complex structures and the use of leverage, among other things.

5.
A Fund will hold Units of PCPF only if it will at all times have identical rights, duties and obligations under the limited partnership agreement as each other Fund limited partner and Other Account limited partner. If Other Accounts or Outside Investors are permitted to invest in PCPF, the Funds will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in PCPF, as the terms on which any Outside Investor purchases, holds or redeems Units and on terms that are the same as terms on which any Other Account purchases, holds or redeems Units. Other than the Tax Holders’ interests, which will be subject to the Tax Holder Limitations, PCPF will own at all times 100% of the voting and economic interests in PCP REIT.

6.
PCP REIT and PCPF will be managed by an investment adviser that is registered as an investment adviser with the Commission. Any investment sub-adviser to PCP REIT or PCPF will be registered as an investment adviser with the Commission or, if not registered, will consent to examination by the Commission staff with respect to the services it would provide to PCP REIT or PCPF as if it were registered as an investment adviser.

7.
The Funds’ proposed investments in PCPF, and PCPF’s investment in PCP REIT, will not be subject to any sales load, redemption fee, distribution fee analogous to a 12b-1 fee, or service fee analogous to a FINRA Rule 2830 service fee imposed by PCPF or PCP REIT.

8.
PGI shall cause PCPGP, PCPF and PCP REIT to maintain books and records as is consistent with Internal Revenue Service guidance and U.S. generally accepted accounting principles, shall cause the books and records of PCPGP, PCPF and PCP REIT to be made available for inspection by the Commission staff as would be required by the Act if each of PCPGP, PCPF and PCP REIT was a registered investment company, and, if requested, shall furnish copies of the books and records to the Commission staff.

9.
PCPF will prepare consolidated annual and semi-annual financial reports and, for each quarter for which a semi-annual or annual report is not required to be prepared, a consolidated schedule of investments for PCPF. The financial statements of PCPF will be prepared in accordance with Regulation S-X and U.S. GAAP, will be audited by an independent auditor (for annual financial statements), and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds. PCPF will consolidate PCP REIT for financial reporting purposes. Any consolidated schedule of investments of PCPF will disclose each position that PCPF and PCP REIT hold. PFI and PVC, on behalf of each Fund that has invested 5% or more of its net assets in PCPF[14] as of the end of a reporting period, will attach, as an exhibit to each of PFI’s and PVC’s shareholder reports with respect to such a Fund filed on Form N-CSR and each of PFI’s and PVC’s quarterly reports with respect to such a Fund filed on Form N-Q, PCPF’s audited or unaudited financial statements (which will consist of financial statements, footnotes, thereto and a schedule of investments) or schedule of investments for the period most recently ended. PCPF will deliver such annual and semi-annual financial statements and schedules of investments to PFI and PVC in time to allow PFI and PVC to make such filings. The relevant Fund’s shareholder reports and quarterly reports will cross-reference PCPF financial statements (for annual and semi-annual reports) or schedule of investments (for other quarters) filed as an exhibit to the form. If a Fund is required to attach and cross-reference the financial statements of PCPF solely for purpose of complying with this condition 9, (a) the Fund may disclaim that (i) PCPF financial statements or schedule of investments constitute part of the Fund’s financial statements, shareholder report or quarterly report, and (ii) PCPF financial statements or schedule of investments are incorporated therein by reference, and (b) the certifications for each principal executive and principal financial officer required by Rule 30a-2(a) under the Act that accompany Form N-CSR or Form N-Q filings with respect to such a Fund may make clear that PCPF financial statements or schedule of investments that accompany the Form N-CSR or Form N-Q filings do not constitute part of the report to which the certificate relates.[15]

10.
Neither PCPF nor PCP REIT will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that PCPF or PCP REIT: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting PCPF or PCP REIT to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

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14 Investments in any Future LPs will be aggregated with investments in PCPF to determine whether a Fund has invested 5% or more of its net assets. If the aggregate investments are 5% or more, then the disclosure requirements under this condition will apply (for that Fund) with respect to information about PCPF and each Future LP in which that Funds is invested.
15 As noted above, the requested order does not include relief from any existing disclosure requirements. Accordingly, the disclaimer and clarification contemplated in clauses (a) and (b) could not be included if the Fund is required to disclose information regarding the financial statements of PCPF for any purpose other than complying with this condition 9.

11.
A Fund will treat any leverage that PCPF or PCP REIT incurs as though such leverage were incurred by the Fund for purposes of determining compliance with applicable restrictions under the Act relevant to the Fund’s use of leverage. Under no circumstances will a Fund guarantee, or otherwise be responsible for the satisfaction of, any loan or obligation incurred by PCPF or PCP REIT.

12.
PCPF and PCP REIT will comply with the following sections of the Act as if PCPF and PCP REIT each were an open-end management investment company registered under the Act, except as noted: Section 9; Section 12 (except that, to the extent necessary to implement the arrangements described herein, (i) the Funds may invest in Units issued by PCPF in accordance with condition 3, (ii) PCPF may issue Units to the investing Funds subject to the limits in condition 3, and (iii) PCPF may invest in PCP REIT beyond the limits of Sections 12(d)(1)(A) and (B)); Section 13 (provided that Section 13(a)(4) will apply as though it read only “change the nature of its business”; the interests issued by PCPF and PCP REIT will be regarded as voting securities under Section 2(a)(42) of the Act for purposes of applying this condition; and the offering memoranda utilized by PCPF and PCP REIT to offer and sell their interests will be regarded as registration statements for purposes of applying this condition); Section 17(a) (except insofar as relief is provided by the order requested herein); Section 17(d) (except insofar as relief is provided by the order requested herein); Section 17(e); Section 17(f); Section 17(h) ; Section 18 (although (a) the interests issued by PCPF and PCP REIT will be regarded as voting securities under Section 2(a)(42) of the Act for purposes of applying this condition, (b) PCP REIT will be permitted to incur loans from Non-bank Commercial Lenders, subject to the asset coverage limit, and (c) PCP REIT will not be required to restore 300% asset coverage within three days, as required under Section 18(f), if such asset coverage falls below 300% solely as a result of a decline in the value of PCP REIT’s real estate holdings); Section 21; Section 36; and Sections 37-53. In addition, PCPF and PCP REIT will comply with the Rules under Section 17(f)[16] and Section 17(g) of the Act, as well as Rule 22c-1 under the Act as if each of PCPF and PCP REIT were an open-end management investment company registered under the Act.

PGI will cause PCPGP, PCPF and PCP REIT to, and PCPGP, PCPF and PCP REIT will, adopt policies and procedures designed to ensure that each of PCPF and PCP REIT complies with the aforementioned Sections of the Act and Rules under the Act. PGI will cause PCPGP, PCPF and PCP REIT to, and PCPGP, PCPF and PCP REIT will, periodically review and periodically update as appropriate such policies and procedures, maintain books and records describing such policies and procedures, and maintain the records required by Rules 31a-1(b)(1), 31a 1(b)(2)(ii) and 31a-1(b)(9) under the Act. All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurs, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.

For purposes of implementing condition 12, any action that the above-referenced statutory and regulatory provisions require to be taken or made by the directors, officers and/or employees of a registered investment company will be performed by PCPGP with respect to PCPF, and by PGI (or its successor),17 as managing member, with respect to PCP REIT. As noted in this Application, the PCPF Committee will oversee the valuation of the assets of PCPF and PCP REIT for which market quotations are not readily available, which also will be relevant to the implementation of condition 12.

13.
To engage in Cross Transactions, the Funds will comply with Rule 17a-7 under the Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely because a Fund and Other Account might become affiliated persons within the meaning of Section 2(a)(3)(A), (B) or (C) of the Act due to their investments in PCPF.

VI.     REQUEST FOR ORDER

Based on the foregoing, the Applicants respectfully request an order from the Commission, pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting transactions between the Funds and PCPF as described in this Application. Applicants submit that, for all the reasons stated above, the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act, and will not involve overreaching on the part of any person concerned.

________________________________
16 The Applicants note that they will operate PCPF and PCP REIT such that the rules under Section 17(f) will not be applicable to either entity.
17 See supra, footnote 2.

VII.     EXHIBITS TO APPLICATION

The following materials are filed herewith and are made a part of this Application:

Designation            Description

Exhibit A-1	Authorization of Principal Funds, Inc. for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-2	Authorization of Principal Variable Contracts Funds, Inc. for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-3	Authorization of Principal Global Investors, LLC for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit B-1	Verification of Counsel and Assistant Secretary of Principal Funds, Inc. for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-2	Verification of Counsel and Assistant Secretary of Principal Variable Contracts Funds, Inc. for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-3 Verification of Counsel and Assistant Secretary of Principal Global Investors, LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-4	Verification of General Partner of Principal Commercial Property Fund, LP for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-5	Verification of Managing Member of Principal Commercial Property Funds GP, LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-6	Verification of Managing Member of Principal Commercial Property Fund REIT, LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

VIII.     COMMUNICATIONS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 711 High Street, Des Moines, Iowa 50392. Please direct any questions and send copies of communications to this Application to:

Adam U. Shaikh
Counsel
Principal Global Investors, LLC
711 High Street
Des Moines, Iowa, 50392
(515) 235-9328

It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

IX.     AUTHORIZATION

Pursuant to Rule 0-2(c) under the Act, the Applicants hereby state that the Board of each Fund, the board of directors of PGI, the managing member of each of PCPGP and PCP REIT, and PCPGP on behalf of PCPF have duly authorized any officer of the respective Applicants to prepare or cause to be prepared, and to execute and file with the Commission an Application or any amendment thereto for an order pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting the proposed transactions among the parties as described in this Application. All requirements for the execution and filing of this Application in the name and on behalf of the Applicants by the undersigned officers of the Applicants have been complied with and each such officer is fully authorized to do so.

This Application has been duly executed this 16th day of January, 2018, by the undersigned.

PRINCIPAL FUNDS, INC.
on behalf of its series
By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.
By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

PRINCIPAL GLOBAL INVESTORS, LLC.
By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary

PRINCIPAL COMMERCIAL PROPERTY FUND, LP
By: Principal Commercial Property Funds GP, LLC
(as General Partner to Principal Commercial Property Fund, LP)
By: /s/ Catherine Drexler
Name: Catherine Drexler
(in her capacity as an officer of Principal Global Investors, LLC., the Managing Member of Principal Commercial Property Funds GP, LLC)
Title: Counsel and Assistant Secretary

PRINCIPAL COMMERCIAL PROPERTY FUNDS GP, LLC
By: Principal Global Investors, LLC
(as Managing Member of Principal Commercial Property Funds GP, LLC)
By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary

PRINCIPAL COMMERCIAL PROPERTY FUND REIT, LLC
By: Principal Global Investors, LLC
(as Managing Member of Principal Commercial Property Fund REIT, LLC)
By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary

EXHIBIT A-1

Authorization of Principal Funds, Inc.

            I, Jennifer Block, do hereby certify that I am the Counsel and Assistant Secretary of Principal Funds, Inc. and that the following resolution was duly adopted by the Board of Directors of such corporation and remains in full force and effect as of the date hereof:

RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officer or officers of Principal Funds, Inc. (the “Fund”) as may be designated from time to time by the Chairman or the President, with such assistance from the Fund’s auditors, legal counsel and independent consultants or others as such officer or officers may require, be, and each hereby is, authorized and directed to prepare for the Fund individually, or jointly with other parties, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each as amended (the “Acts”), for orders granting such exemptions from the Acts and/or rules or regulations thereunder as are necessary or desirable, and to execute and file on behalf of the Fund such applications and any amendments thereto with the Securities and Exchange Commission, including applications for amendments to any existing orders previously granted by the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate on this 16th day of January, 2018

By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

EXHIBIT A-2

Authorization of Principal Variable Contracts Funds, Inc.

            I, Jennifer Block, do hereby certify that I am the Counsel and Assistant Secretary of Principal Variable Contracts Funds, Inc. and that the following resolution was duly adopted by the Board of Directors of such corporation and remains in full force and effect as of the date hereof:

RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officer or officers of Principal Variable Contracts Funds, Inc. (the “Fund”) as may be designated from time to time by the Chairman or the President, with such assistance from the Fund’s auditors, legal counsel and independent consultants or others as such officer or officers may require, be, and each hereby is, authorized and directed to prepare for the Fund individually, or jointly with other parties, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each as amended (the “Acts”), for orders granting such exemptions from the Acts and/or rules or regulations thereunder as are necessary or desirable, and to execute and file on behalf of the Fund such applications and any amendments thereto with the Securities and Exchange Commission, including applications for amendments to any existing orders previously granted by the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate on this 16th day of January, 2018

By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

EXHIBIT A-3

Authorization of Principal Global Investors, LLC

I, Catherine Drexler, do hereby certify that I am the Counsel and Assistant Secretary of Principal Global Investors, LLC and that the following resolution was duly adopted by the Board of Directors of Principal Global Investors, LLC and remains in full force and effect as of the date hereof:

RESOLVED , that the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, any Senior Executive Director, any Managing Director, any Executive Director, any Counsel or Assistant General Counsel, any Vice President , the Secretary or such other officers as may be designated by the Chairman or the Chief Executive Offer, be and hereby authorized and directed to prepare for the company individually or jointly with any registered investment company or companies for which the company serves as investment advisor, Principal Life Insurance Company or any affiliate, including any separate account, applications pursuant to any federal securities law, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, and the Investment Advisers Act of 1940 (collectively, the "Acts"), for orders granting such exemptions from the Acts (or any one or more of the Acts) as are necessary or desirable, and to execute and file on behalf of the company and such other persons such applications and any amendments thereto with the Securities and Exchange Commission."

IN WITNESS WHEREOF, I have executed this certificate on this 16th day of January, 2018

By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary

EXHIBIT B-1

Verification of Principal Funds, Inc.

The undersigned states that she has duly executed the attached Application dated January 16, 2018 for and on behalf of Principal Funds, Inc.; that she is Counsel and Assistant Secretary of such company; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Principal Funds, Inc.

By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

EXHIBIT B-2

Verification of Principal Variable Contracts Funds, Inc.

The undersigned states that she has duly executed the attached Application dated January 16, 2018 for and on behalf of Principal Variable Contracts Funds, Inc.; that she is Counsel and Assistant Secretary of such company; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Principal Variable Contracts Funds, Inc.

By: /s/ Jennifer Block
Name: Jennifer Block
Title: Counsel and Assistant Secretary

EXHIBIT B-3

Verification of Principal Global Investors, LLC

The undersigned states that she has duly executed the attached Application dated January 16, 2018 for and on behalf of Principal Global Investors, LLC; that she is Counsel and Assistant Secretary of such company; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Principal Global Investors, LLC

By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary

EXHIBIT B-4

Verification of Principal Commercial Property Fund, LP

The undersigned states that she has duly executed the attached Application dated January 16, 2018 for and on behalf of Principal Commercial Property Fund, LP, that she is Counsel and Assistant Secretary of Principal Global Investors, LLC., which serves as the Managing Member of Principal Commercial Property Funds GP, LLC, the general partner of Principal Commercial Property Fund, LP; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Principal Commercial Property Fund, LP

By: Principal Commercial Property Funds GP, LLC
(as General Partner to Principal Commercial Property Fund, LP)

By: /s/ Catherine Drexler
Name: Catherine Drexler
(in her capacity as an officer of Principal Global Investors, LLC., the Managing Member of Principal Commercial Property Funds GP, LLC)
Title: Counsel and Assistant Secretary

EXHIBIT B-5

Verification of Principal Commercial Property Funds GP, LLC

The undersigned states that she has duly executed the attached Application dated January 16, 2018 for and on behalf of Principal Commercial Property Funds GP, LLC, that she is Counsel and Assistant Secretary of Principal Global Investors, LLC., which serves as the Managing Member of Principal Commercial Property Funds GP, LLC; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Principal Commercial Property Funds GP, LLC

By: Principal Global Investors, LLC
(as Managing Member of Principal Commercial Property Funds GP, LLC)

By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary

EXHIBIT B-6

Verification of Principal Commercial Property Fund REIT, LLC

The undersigned states that she has duly executed the attached Application dated January 16, 2018 for and on behalf of Principal Commercial Property Fund REIT, LLC, that she is Counsel and Assistant Secretary of Principal Global Investors, LLC., which serves as the Managing Member of Principal Commercial Property Fund REIT, LLC; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Principal Commercial Property Fund REIT, LLC

By: Principal Global Investors, LLC
(as Managing Member of Principal Commercial Property Fund REIT, LLC)

By: /s/ Catherine Drexler
Name: Catherine Drexler
Title: Counsel and Assistant Secretary